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                               November 18, 2022

       Sung-Wook Lee
       Principal Financial Officer
       WOORI FINANCIAL GROUP INC.
       51, Sogong-ro, Jung-gu
       Seoul 04632, Korea

                                                        Re: WOORI FINANCIAL
GROUP INC.
                                                            Form 20-F Filed May
16, 2022
                                                            Response Dated
September 7, 2022
                                                            File No. 001-31811

       Dear Sung-Wook Lee:

               We have reviewed your September 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 10, 2022 letter.

       Form 20-F Filed May 16, 2022

       Note 5. Operating Segments, page F-77

   1.                                                   Please refer to comment
4. We note that the material amount of reconciling items
                                                        impacting net income
relate to    consolidation adjustments including the elimination of
                                                        intercompany
transactions.    Please tell us in detail and revise future filings to disclose the
                                                        nature of the
adjustments that result in a decrease in segment net income for each of the past three years in
order to reconcile to consolidated net income. Your discussion should provide sufficient
information to allow an investor to understand why a segment recognized net income
that was eliminated through a consolidation adjustment or an intercompany
elimination adjustment. For example, clarify if segment entities use a different measurement
basis for certain transactions, etc.
 Sung-Wook Lee
WOORI FINANCIAL GROUP INC.
November 18, 2022
Page 2

       You may contact Mike Volley at 202-551-3437 or John Nolan at 202-551-3492 if you
have questions regarding the comment.



FirstName LastNameSung-Wook Lee                         Sincerely,
Comapany NameWOORI FINANCIAL GROUP INC.
                                                        Division of Corporation
Finance
November 18, 2022 Page 2                                Office of Finance
FirstName LastName